

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Kong Hian Lee
Chief Financial Officer
HF Foods Group Inc.
19319 Arenth Avenue
City of Industry, CA 91748

>   **Re: HF Foods Group Inc.**
>   **Form 10-K for the Year Ended December 31, 2020**
>   **Filed March 16, 2021**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2021**
>   **Filed November 15, 2021**
>   **File No. 001-38180**

Dear Mr. Lee:

We have reviewed your December 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2021 letter.

Form 10-K for the Years Ended December 31, 2020 and 2019

HF Foods Group Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019
Noted to Consolidated Financial Statements
Note 7. Business Combination with B&R Global, page F-7

1.   Refer to your response to prior comment 2. It appears from your analysis of the accounting acquirer in the business combination between HF Foods Group and B&R Global there are varying factors contained in ASC 805-10-55-12 through 14 that support either HF Foods Group or B&R Global as the accounting acquirer. Relying on the guidance in ASC 805-10-25-5, ASC 810-10-05 and ASC 810-10-15-8 that state the usual

condition for a controlling financial interest is ownership of a majority voting interest, it appears B&R Global shareholders' majority share ownership in the combined entity should be given the greatest weight to identify B&R Global as the accounting acquirer. Please advise.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2021</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations for the Three Months Ended September 30, 2021 and 2020</u>
<u>EBITDA and Adjusted EBITDA, page 44</u>

2. Refer to your response to prior comment 4. Please clarify if you will not add back all legal fees in the computation of "adjusted EBITDA" and not just those associated with the continuing SEC inquiry and board committee investigation. In this regard, we note you disclose in note 18 of the Form 10-Q that "the stay of the proceedings in the second shareholder derivative case was lifted by the District Court and the case will move forward with the filing of defendants' response to the complaint" so it appears these legal expenses are recurring. Please advise and revise as appropriate.

<u>Response to Comments Dated December 22, 2021</u>

<u>Additional Comments from the Company, page 8</u>

3. You state at the end of the letter you continue to analyze an unrelated issue identified in connection with your response to the comments, and the issue has the potential to result in a restatement of your 2019 financial statements. Please tell us the nature of the issue and potential impact on the 2019 financial statements in sufficient detail as practicable.

   You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services